Notice of Exempt Solicitation

Registrant: Occidental Petroleum

Name of Person Relying on the Exemption: Follow This

Address of Person Relying on Exemption: Anthony Fokkerweg 61 1059 CP Amsterdam

The Netherlands

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934

Submission is not required of the filer under the terms of the Rule but is made voluntary

Summary

Occidental claims to be Paris-aligned and that the Proposal seeks to fundamentally change its strategy. Neither of these statements are true. The Proposal offers a shareholder mandate to the Company to advance its existing targets to be Paris-aligned.

1.	Occidental claims to have “already established […] quantitative Paris-aligned targets” (slide 2). This is the request of the Follow This climate proposal. According to the SEC and the CA100+, this is not the case. Occidental only has a Paris-aligned target for 2050, not for the short- and medium-term.
2.	Occidental states the proposal “seeks to fundamentally change the Company’s strategy” (slide 1). The proposal only requests Paris-aligned targets and leaves the strategy entirely up to the board.

In additional proxy materials filed on April 29th, Occidental provided its opinion on the Follow This proposal which requests the company to adopt Paris-aligned emission reduction targets.

The crux of the Company’s argument is that our proposal seeks to fundamentally change the Company’s strategy, and that this change could jeopardize its ability to reach its net-zero goal.

This is not the case.

In order to meet the goals of the Paris Agreement, there must be rapid and large-scale reductions in global emissions. Achieving net-zero by 2050 will not be possible without absolute emission reductions in the medium-term. The company’s current strategy provides no clarity about where its emissions will be in the medium-term; without a clear and certain commitment that the Company’s emissions will decrease significantly in the medium term, its strategy is not Paris-aligned.

This was affirmed by the recently published CA100+ benchmark analysis, according to which not a single oil major has adopted a Paris-aligned strategy.1 In addition, the SEC rejected the Company’s argument that it had implemented the proposal, accepting the arguments raised in the rebuttal letter that Paris-alignment requires a clear and certain reduction in emissions in the medium term.2

The Proposal offers a shareholder mandate for the Company to be Paris-aligned

The Proposal is very straightforward and non-prescriptive in approach; it leaves the details and specific methods of its implementation up to the company. It has a simple and fair ask. It is questionable why a company which claims to have established Paris-aligned targets would reject a resolution which requests Paris-alignment; if the Company were truly Paris-aligned, it could recommend a vote in favor of our proposal. This would provide it with a shareholder mandate for a Paris-aligned strategy.

There is a small and rapidly closing window to take action and limit temperature increase to 1.5 degrees. At this year's AGM, by voting FOR the Proposal, investors can support the company to advance its targets and be the first oil major to become Paris-aligned.

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1 www.climateaction100.org/company/occidental-petroleum-corporation/

2 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2022/bentaoccidental031522-14a8.pdf